Cemtrex Completes Acquisition of Electronics Manufacturer, ROB Group

Farmingdale, NY – November 5, 2013 – Cemtrex announced today it has completed the acquisition of the privately held ROB Group, a leader in electronics manufacturing solutions.  Founded in 1989, ROB is a full service provider of electronic manufacturing and cable assembly services. Cemtrex will operate the company as a wholly-owned subsidiary known as ROB Cemtrex GmbH.

“We are committed to growing Cemtrex, whether organically or through acquisitions and today we seized a unique opportunity to provide shareholders with significant return without any dilution. Our vision is to continue to grow the company in areas where we know there will be long term market potential and we can provide compelling value,” said Saagar Govil, CEO of Cemtrex, Inc. ”As everything in our world becomes connected to the internet and all industrial machinery, equipment and  consumer appliances  become  intelligent, the demand for reliable quality electronics manufacturing will continue to rise. We believe ROB Cemtrex is strategically positioned to capitalize on these rapidly developing market trends,” he continued.

Current management will remain in place. Cemtrex financed this acquisition with loans from associated parties and local banks and no new shares were issued. Terms of the deal were not disclosed.

About Cemtrex

Cemtrex, Inc. (www.cemtrex.com) is a worldwide market leader in manufacturing and selling the most advanced instruments for emissions monitoring, process analysis, instrumentation and controls for industrial applications and compliance with environmental regulations. Cemtrex also markets products for oil & gas markets including process analyzers for refinery applications to measure crude oil and natural gas properties and provide process optimization. Cemtrex through its wholly owned subsidiary, Griffin Filters (www.griffinfilters.com), executes turn-key projects for air filtration, product recovery and environmental equipment and systems for a wide variety of industries including power plants, refineries, chemical, steel, glass, and cement plants.

Safe Harbor Statement

This press release contains forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of risks and uncertainties. Statements made herein are as of the date of this press release and should not be relied upon as of any subsequent date.

Contact:

Saagar Govil, CEO

631-756-9116